PJB 4/17

SECUR[illegible]MMISSION

03013084

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 42881

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH DC 161 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PMG Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Australian Avenue South, Suite 850
(No. and Street)

West Palm Beach (City) Florida (State) 33067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry Rittman, V.P. & Controller (561) 820-0019
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 East Kennedy Blvd, Suite 1500, Tampa, FL 33602
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, Barry Rittman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PMG Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kelly Lyn Orneia
MY COMMISSION # CC921715 EXPIRES
March 23, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

Notary Public

Signature

Vice President & Controller

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report of Independent Certified Public Accountants on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOTAL P.03

PRICEWATERHOUSECOOPERS

PMG Securities Corporation

Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
101 East Kennedy Boulevard
Suite 1500
Tampa FL 33602-5147
Telephone (813) 229 0221
Facsimile (813) 229 3646

Report of Independent Certified Public Accountants

To the Stockholder of
PMG Securities Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of PMG Securities Corporation (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 31, 2003

PMG Securities Corporation

Statement of Financial Condition

	December 31, 2002
Assets	
Cash and cash equivalents	$ 1,247,265
Cash segregated for the exclusive benefit of customers	10,000
Commissions receivable	223,673
Due from clearing brokers	53,507
Furniture, fixtures and equipment, net of accumulated depreciation of $107,005	147,523
Other assets	122,482
	$ 1,804,450
Liabilities and Stockholder's Equity	
Liabilities:	
Due to parent	$ 107,829
Due to affiliates	22,319
Accounts payable and accrued expenses	289,570
Commissions payable	669,354
	1,089,072
Commitments and contingencies (Note 7)	
Stockholder's equity:	
Class A common stock, no par value; 185 shares authorized, 140 shares issued and outstanding	18,000
Additional paid-in capital	80,000
Retained earnings	617,378
Total stockholder's equity	715,378
	$ 1,804,450

The accompanying Notes are an integral part of the statement of financial condition.

PMG Securities Corporation

Notes to the Statement of Financial Condition
December 31, 2002

1. Nature of Business

PMG Securities Corporation (the "Company") is a New York State corporation formed for the purpose of conducting business as a full service broker-dealer in stocks and bonds, mutual funds, life insurance, annuities and limited partnerships.

The Company is registered with the National Association of Securities Dealers, Inc. and enters into securities transactions as an agent. All securities transactions are cleared through another broker-dealer on a fully disclosed basis (Note 3). The Company earns the majority of its revenue from transactions placed with mutual funds and insurance companies. The Company is headquartered in West Palm Beach, Florida and has an office in New York.

2. Summary of Significant Accounting Policies:

Management Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Commission revenues and expenses from customer securities transactions are recorded on a trade date basis.

Cash and Cash Equivalents

The Company considers money market instruments to be cash equivalents.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation of furniture, fixtures and equipment is computed on straight-line and accelerated methods over the estimated useful lives of the assets. Furniture and fixtures is depreciated over seven years, equipment is depreciated over five years and software is depreciated over three years.

Fair Value of Financial Instruments

The carrying values of the financial instruments reported in the accompanying statement of financial condition approximate their fair values due to their short-term nature.

Other Assets

The Company includes security deposits and receivables from registered representatives in other assets. The receivables from registered representatives result from chargebacks for previously paid commissions. These receivables are settled through withholdings from representative's subsequent commissions.

Income Taxes

The Company is included on the Parent's consolidated federal income tax return. A written agreement sets out the method of allocating tax between the Parent and the Company but the Company calculates its tax as if it were a stand-alone company. The Company utilizes the asset and liability approach defined in the Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" ("FAS 109"). FAS 109 requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between financial statement amounts and the tax basis of assets and liabilities.

3. Clearing Agreements

The Company has entered into a clearing agreement with Pershing. Under this agreement, Pershing provides the Company with certain back-office support and clearing services on all principal exchanges. The Company maintains a deposit with its clearing broker of $25,000, which is included in due from clearing brokers on the statement of financial condition.

4. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $388,849, which was $316,245 in excess of its required net capital of $72,604. At December 31, 2002, the Company's net capital ratio was 2.80 to 1. The Company claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

5. Related Party Transactions

The Company, PMG Marketing, Inc., PMG Life Agency, Inc. and PMG Asset Management, Inc. are owned by the same Parent, and share office space, personnel and other administrative expenses. Such expenses are paid by PMG Marketing, Inc. and are

allocated to all the affiliated companies on a pro-rata basis. Due to affiliates arises from the above transactions.

The Parent pays employee compensation and other related benefits on behalf of the Company. Due to parent arises from the above transactions.

6. Off-Balance-Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis. Under the terms of the clearing agreement, the Company is required to guarantee the performance of its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations and the Company is required to settle these obligations with the clearing broker.

7. Commitments and Contingencies

The Company occupies office space in West Palm Beach, Florida under a lease agreement expiring June 30, 2006 and in New York City under a lease agreement expiring April 30, 2004. Additionally, the Company has leases for certain furniture, fixtures and equipment.

Future approximate minimum annual rental expenses for the years ended December 31, are:

2003	$ 266,407
2004	203,325
2005	178,329
2006	73,715
	$ 721,776